Exhibit 99.7

ARRIS RESOURCES INC.

1250 West Hastings Street
Vancouver, B.C., V6E 2M4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, June 17, 2008

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of Arris Resources Inc. (the “Company”) will be held at 1250 West Hastings Street, Vancouver, BC, on Tuesday, June 17, 2008 at 10:30 am (Vancouver time) for the following purposes:

1.

To receive and consider the financial statements of the Company, together with the auditor’s report thereon, for the fiscal year ended December 31, 2007;

2.

To elect directors to hold the office until the next annual general meeting;

3.

To appoint the auditor and authorise the directors to fix the auditor’s remuneration;

4.

To approve the implementation of a formal Stock Option Plan wherein the Company will grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company;

5.

To transact any other business that may properly come before the meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of Proxy indicating your voting instruction. A proxy will not be valid unless it is deposited at the office of Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Facsimile: (604) 689-8144), not less then 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournments thereof. If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

Please advise the Company of any change in your address.

DATED at Vancouver, BC, this 13th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Lucky Janda””

LUCKY JANDA

President

.